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                           June 17, 2020

       Yang (Sean) Liu
       Chief Executive Officer
       Color Star Technology Company, Limited
       800 3rd Avenue, Suite 2800
       New York, New York 10022

                                                        Re: Color Star
Technology Company, Limited
                                                            Form F-3
                                                            Response Dated June
9, 2020
                                                            File No. 333-238510

       Dear Mr. Liu:

              We have reviewed your June 9, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2020 letter.

       FORM F-3 FILED ON MAY 19, 2020

       Our Business
       History and Development of the Company, page 3

   1. We have considered your response to comment one and note your conclusion that held for sale criteria was not
met until March 2020. Please address the following with respect to your response:
                                                          Given the footnote
disclosures in your interim financial statements outlining your decision to
dispose of your concrete business as early as November 2019 and the eventual
disposition through sale to existing shareholders, it remains unclear why held for sale
criteria was not met prior to March 2020. Please tell us how you considered the
guidance in Section 855-10-25 of the Accounting Standards
 Yang (Sean) Liu
Color Star Technology Company, Limited
June 17, 2020
Page 2
           Codification in determining that the details related to your disposition represented a non-recognized versus recognized subsequent event. Your response should outline all facts and circumstances considered that support your conclusion. Please tell us whether you believe the disposition of your concrete business is a
           material change in your business affairs. In your response, please clarify how you assessed the need to include pro-forma financial information related to your disposition and any other financial information required because of a material disposition of assets outside the normal course of business. Reference is made to paragraph 11-01(a)(4) of Article 11 of Regulation S-X and Item 5(b)(1)(i) and (iv) of
           Part I of Form F-3.
           Finally, please tell us whether you believe the change in your operations from a concrete business to an education service business represents a fundamental change, and if so, whether you believe your filing includes adequate information, including financial information, for a reader to understand the impact of that change.
2. We note your response to comment two did not address your impending acquisition of
      Color China Entertainment Limited. Please clarify how you have evaluated the guidance in Rule 3-05 and Article 11 of Regulation S-X in determining the need to provide separate financial statements and pro-forma financial information related to the Color China impending acquisition. Your response should discuss how your predecessor business factored into your significance assessment and the basis for your conclusions.
        You may contact Wilson Lee at (202) 551 - 3468 or Robert Telewicz at
(202) 551 -
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551 - 3269 or Pam Howell at (202) 551 -
3357 with any other questions.



                                                            Sincerely,
FirstName LastNameYang (Sean) Liu
                                                    Division of Corporation
Finance
Comapany NameColor Star Technology Company, Limited
                                                    Office of Real Estate &
Construction
June 17, 2020 Page 2
cc:       Joan Wu, Esq.
FirstName LastName